January 5, 2012

VIA EDGAR AND FACSIMILE

Larry Spirgel, Assistant Director

Paul Fischer, Attorney Advisor

Robert S. Littlepage, Accountant Branch Chief

Joseph Cascarano, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Youku Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2010 (“2010 20-F”) Filed June 10, 2011 (File No. 001-34977)

Dear Messrs. Spirgel, Fischer, Littlepage and Cascarano:

The Company has received the letter dated December 20, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) regarding its 2010 20-F. Due to the Christmas and New Year holidays, certain key personnel of the Company and members of the working group were traveling overseas until the beginning of 2012, and the Company respectfully submits to the Staff that it would need more time to prepare a thorough response letter. Therefore, the Company would like to request an extension for responding to the Staff’s comments. The Company will provide its response via EDGAR as soon as possible, and in any event no later than January 14, 2011.

If you have any additional questions or comments regarding the 2010 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740 4850. Thank you very much.

Very truly yours,

/s/ Dele Liu
Dele Liu
Chief Financial Officer and Senior Vice President

cc:	Victor Wing Cheung Koo, Chairman and Chief Executive Officer, Youku Inc. Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom Ernest C. Lee, Partner, Ernst & Young Hua Ming